DROPKEY, INC

FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

DROPKEY, INC
TABLE OF CONTENTS
DECEMBER 31, 2020 AND 2019

BRINKER SIMPSON & Co., L.L.C.
Certified Public Accountants & Business Consultants
940 West Sproul Road, Suite 101, Springfield, PA 19064 | PHONE: 610.544.5900 | FAX: 610.544.7455

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

DropKey, Inc
Los Angeles, California

We have reviewed the accompanying financial statements of DropKey, Inc, which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Brinker Simpson + Company, LLC

Brinker Simpson & Company, LLC
Springfield, Pennsylvania
September 13, 2021

DROPKEY, INC
BALANCE SHEETS
AS OF DECEMBER 31, 2020 AND 2019

	2020	2019
ASSETS		
Current Assets		
Cash	**$ 11,861**	$ 3,142
Total Assets	**$ 11,861**	$ 3,142
LIABILITIES AND EQUITY		
Current Liabilities		
Accrued interest	**$ 9,250**	$ 4,384
Credit cards payable	**31,432**	18,418
Total Current Liabilities	**40,682**	22,802
Long-Term Liabilities		
Loan from shareholder	**109,601**	109,451
Total Liabilities	**150,283**	132,253
Shareholders' Equity		
Common stock, $.0001 par value, authorized 12,000,000 shares; issued and outstanding 10,000,000 shares	**1,000**	1,000
Retained earnings	**(139,422)**	(130,111)
	(138,422)	(129,111)
Total Liabilities and Equity	**$ 11,861**	$ 3,142

See accompanying notes and independent accountant's review report.

DROPKEY, INC
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Sales	$ -	$ -
Cost of Sales	-	-
Gross Profit	-	-
Operating Expenses		
Facility expense	750	-
Advertising	1,532	682
Office expenses	1,155	2,445
Phone and utilities	686	533
Professional fees	-	16,225
Travel and entertainment	78	3,161
Total Operating Expenses	4,201	23,046
Loss from Operations Before Other Income (Expense)	(4,201)	(23,046)
Other Income (Expense)		
Interest expense	(5,110)	(4,384)
Net Loss	$ (9,311)	$ (27,430)

See accompanying notes and independent accountant's review report.

DROPKEY, INC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2020 AND 2019

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2019	**$ 1,000**	**$ (102,681)**	**$ (101,681)**
Net loss	-	(27,430)	(27,430)
Balance at December 31, 2019	**1,000**	**(130,111)**	**(129,111)**
Net loss	-	(9,311)	(9,311)
Balance at December 31, 2020	**$ 1,000**	**$ (139,422)**	**$ (138,422)**

See accompanying notes and independent accountant's review report.

DROPKEY, INC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Cash Flows from Operating Activities		
Net loss	$ (9,311)	$ (27,430)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Changes in:		
Credit cards payable	13,014	18,418
Accrued interest	4,866	4,384
Net Cash Provided by (Used in) Operating Activities	8,569	(4,628)
Cash Flows from Investing Activities		
Purchases of property and equipment	-	-
Cash Flows from Financing Activities		
Increase in loan from shareholder	150	-
Net Change in Cash	8,719	(4,628)
Cash, Beginning	3,142	7,770
Cash, Ending	$ 11,861	$ 3,142
Supplemental Disclosures		
Interest paid	$ (726)	$ -
Income taxes paid	$ -	$ -

See accompanying notes and independent accountant's review report.

NOTE 1: NATURE OF OPERATIONS

DropKey, Inc. (the "Company") was incorporated in the State of Delaware on September 15, 2016.

DropKey, Inc, the creator of the pop-up studio in a bag, has revolutionized green-screen background replacement for amateurs by solving difficult problems in the physics of light. DropKey is monetizing the 10x innovation of the inflatable pop-up studio in a bag paired with the DropKey App, effectively driving consumption of chroma key background replacement for amateurs with smart devices.

DropKey, originally created in September of 2016, did not receive a patent until 2019 which is when we effectively began fundraising to fund operations, R&D, software development and Ecommerce development.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the reporting period. Actual results could differ from those estimates.

Advertising

Advertising costs are charged to operations as incurred. Total promotional, customer, and sales advertising expenses for the years ended December 31, 2020 and 2019, was $1,532 and $682, respectively.

Research and Development

Research and development costs are expenses as incurred. There was no research and development costs for the years ended December 31, 2020 and 2019.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues. The Company has not recorded any sales from inception through December 31, 2020.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company applies ASC 740 Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of a difference between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense of the period, if any, and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain tax position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during the years ended December 31, 2020 and 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management’s uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

Accounting Changes and Recent Accounting Pronouncements

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, which will require leases to be recorded as an asset on the balance sheet for the right to use the leased asset and a liability for the corresponding lease obligation for leases with terms of more than twelve months. This standard is effective for non-public companies for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company is evaluating the impact the pronouncement may have on the consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which affects all entities that hold financial assets and net investment in leases that are not accounted for at fair value through net income. The ASU is effective for fiscal years beginning after December 15, 2022, with early adoption permitted. The Company is evaluating the impact the pronouncement may have on the consolidated financial statements.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncements Adopted in Current Fiscal Year

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*. This ASU replaces nearly all existing U.S. GAAP guidance on revenue recognition. The guidance provides for a single five-step model to be applied to all revenue contracts with customers.

The standard also requires additional financial statement disclosures that will enable users to understand the nature, amount, timing and uncertainty of revenue and cash flows relating to customer contracts, including disaggregated revenue disclosures. Companies have an option to use either a retrospective approach or cumulative effect adjustment approach to implement the standard. In August 2015, the FASB issued ASU No.2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date.* This standard delays the effective date for non-public entities to fiscal years beginning after December 15, 2019, with early adoption permitted.

The Company adopted this guidance in the first quarter of fiscal year 2020 using the modified retrospective transition method. Based on our implementation assessment, no cumulative-effect adjustment was made to the opening balance of retained earnings. The adoption of this standard did not have a material impact on the financial statements and had no effect on the Company's operations.

NOTE 3: COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

NOTE 4: DEBT

The Company has advances payable to one of its shareholders in the amount of $109,601 and $109,451 as of December 31, 2020 and 2019, respectively. The advances bear interest at the rate of interest applicable to the shareholder under the shareholder's loan with their financial institution and shall be paid quarterly.

NOTE 5: RISKS AND UNCERTAINTIES

The 2019 novel coronavirus (or "COVID-19") has adversely affected, and may continue to adversely affect, economic activity globally, nationally and locally. These economic and market conditions and other effects of the COVID-19 outbreak may continue to cause volatility. The extent of any adverse impact of the COVID-19 outbreak on the Company's account balances and the amounts reported in the 2020 and 2019 Statements of Operations cannot be predicted at this time.

NOTE 6: SUBSEQUENT EVENTS

Subsequent events were evaluated through September 13, 2021, which is the date on which the financial statements were available to be issued.